EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT, effective as of September 1, 2014 by and between AXA Equitable Funds Management Group, LLC, doing business as 1290 Asset Managers (the “Adviser”) and 1290 Funds (the “Trust”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each, a “Fund”, and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Agreement and Declaration of Trust (“Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Manager have entered into an Investment Advisory Agreement dated effective as of September 1, 2014 (“Advisory Agreement”), pursuant to which the Adviser provides investment management services to each Fund for compensation based on the value of the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each such Fund would normally be subject during its start-up period.

NOW THEREFORE, the parties hereto agree as follows:

1.	Expense Limitation.

1.1.    Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to organizational and offering costs and investment management fees of the Adviser (but excluding interest, taxes, brokerage commissions, fees and expenses of other investment companies in which a Fund invests, other expenditures which are capitalized in accordance with generally accepted accounting principles (other than offering costs), other extraordinary expenses not incurred in the ordinary course of such Fund’s business and amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2.    Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund.

1.3.    Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment management fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment management fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment management fee, is sufficient to pay such Excess Amount.

1.4.    Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund or Funds with respect to the previous fiscal year shall equal the Excess Amount.

2.	Reimbursement of Fee Waivers and Expense Reimbursements.

2.1.    Reimbursement. If in any year in which the Management Agreement is still in effect, the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit for that year, the Adviser shall be entitled to reimbursement by such Fund, in whole or in part as provided below, of the investment management fees waived or reduced and other payments remitted by the Adviser to such Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment management fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by such Fund to the Adviser, pursuant to Section 2.2 hereof, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

2.2.        Method of Computation. To determine each Fund’s accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Fund for any month are less than the Maximum Annual Operating Expense Limit of such Fund, such Fund, shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, when the annualized Fund Operating Expenses of a Fund are below the Maximum Annual Operating Expense Limit, a liability will be accrued daily for these amounts.

2.3.        Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit.

2.4.        Limitation of Liability. The Adviser shall look only to the assets of the Fund for which it waived or reduced fees or remitted payments for reimbursement under this Agreement and for payment of any claim hereunder, and neither the Funds, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future shall be personally liable therefor.

3.	Term and Termination of Agreement.

This Agreement shall continue in effect with respect to all Funds until [February 28, 2016] and shall thereafter continue in effect with respect to each Fund from year to year provided such continuance is specifically approved by both a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”) and the Adviser. This Agreement shall terminate automatically upon the termination of the Management Agreement; provided, however, that a Fund’s obligation to reimburse the Adviser, as described above, will survive the termination of this Agreement unless the Trust and the Adviser agree otherwise.

4.	Miscellaneous.

4.1.    Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2.    Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.

4.3.    Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to, the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Expense Limitation Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

1290 FUNDS ON BEHALF OF EACH OF ITS FUNDS

By:	/s/ Brian E. Walsh
Brian E. Walsh
Chief Financial Officer and Treasurer
AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC d/b/a 1290 ASSET MANAGERS

By:	/s/ Steven M. Joenk
Steven M. Joenk
Chairman, Chief Executive Officer and President

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Fund Name	Total Expense Limited to (% of daily net assets)
	Class A	Class C	Class R	Class I
1290 GAMCO Small/Mid Cap Value Fund	1.35%	2.10%	1.60%	1.10%
1290 High Yield Bond Fund	1.05%	1.80%	1.30%	0.80%
1290 SmartBeta Equity Fund	1.35%	2.10%	1.60%	1.10%